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                               [WIRED LETTERHEAD]


October 24, 1996

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549


Re:  Wired Ventures, Inc.
     Registration No. 333-4739


Ladies and Gentlemen:

The undersigned registrant hereby requests withdrawal of the above-referenced Registration Statement on Form S-1 due to adverse market conditions. No sales of securities were made under the registrant's preliminary prospectus dated September 30, 1996.

Very truly yours,

WIRED VENTURES, INC.


By: /s/ Jeffrey S. Simon
    -------------------------------
        Jeffrey S. Simon
        Chief Financial Officer and
        Secretary


cc:  Jaea Hahn, Esq.
     Kenneth L. Guernsey, Esq.
     Tamara Mattison, Esq.